UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-39251
CUSIP NUMBER P1666E105

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.
Full Name of Registrant

Former Name if Applicable

Luis Enrique Williams 549, Colonia Belenes Norte
Address of Principal Executive Office (Street and Number)

Zapopan, Jalisco, 45145
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Betterware de México, S.A.P.I. de C.V. (the “Company”) has determined that it will not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) within the prescribed time period without unreasonable effort and expense as a result of the following:

During the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2022 (the “current year financial statements”), management concluded that certain prior year errors that were deemed to be immaterial, on an individual and aggregate basis, to the Company’s previously reported consolidated financial statements as of and for the year ended December 31, 2021 (the “prior year financial statements”) under the SEC’s Staff Accounting Bulletin No. 99, could not be corrected on an out-of-period basis in the current year financial statements because to do so would cause a material misstatement in those financial statements. Due to the decrease in profit before taxes from 2021 to 2022, materiality levels in the 2022 fiscal year for accounting purposes decreased to approximately half of the materiality levels established in fiscal year 2021. Therefore, the Company referred to the guidance prescribed by the SEC’s Staff Accounting Bulletin No. 108 which specifies, among other things, that the errors must be corrected as an immaterial restatement of the prior year financial statements the next time those financial statements are filed. The expected impact of these adjustments will be to lower net income for the fiscal year ended December 31, 2021 by approximately 5% and to increase the net income for the fiscal year ended December 31, 2022 by approximately 6%. These estimates are subject to change based on final analysis and audit.

Accordingly, the Company is working diligently to complete all procedures related to correct the prior year errors by immaterially restating the prior year financial statements that will be included in the Company’s 2022 Form 20-F within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Diana Jones	+52	3322570865
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 27, 2023	By	/s/ Luis Campos
Name: Luis Campos
Title: Board Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).